

05041995

SEC.............................SSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___June 1, 2004___ AND ENDING ___May 31, 2005___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CG Brokerage L.L.C.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 City Center
_____
(No. and Street)

Oshkosh	WI	54901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert A. Mathers   920-231-5890
_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli
_____
(Name – *if individual, state last, first, middle name*)

469 Security Boulevard	Green Bay	WI	54313
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.



PROCESSED

AUG 15 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)




OATH OR AFFIRMATION

I, ___Robert A. Mathers, President_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___CG Brokerage L.L.C._____ , as of ___May 31_____ , 20 _05___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _Signature_____

Signature

_President_____
Title

_____
Notary Public

My commission expires: 10/28/2007

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition. **cash flow**
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. n\A
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. n\A
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. n\A
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. n\A
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. n\A
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report. n\A
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. n\A

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
CG Brokerage L.L.C.
100 City Center
Oshkosh, WI 54901

In planning and performing our audit of the financial statements and additional information of CG Brokerage L.L.C. (the "Company") for the year ended May 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recording of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

June 21, 2005
Appleton, Wisconsin

CG Brokerage L.L.C.

Oshkosh, Wisconsin

Financial Statements and Additional Information

Years Ended May 31, 2005 and 2004

CG Brokerage L.L.C.

Financial Statements and Additional Information
Years Ended May 31, 2005 and 2004

Table of Contents



Independent Auditor's Report

Board of Directors and Stockholder
CG Brokerage L.L.C.
Oshkosh, Wisconsin

We have audited the accompanying statements of financial condition of CG Brokerage L.L.C. (A Wholly Owned Subsidiary of Clifton Gunderson LLP) as of May 31, 2005 and 2004, and the related statements of income, changes in member equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CG Brokerage L.L.C. (A Wholly Owned Subsidiary of Clifton Gunderson LLP) at May 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

June 21, 2005
Appleton, Wisconsin

CG Brokerage L.L.C.
(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Financial Statements
Years Ended May 31, 2005 and 2004

Statements of Financial Condition	May 31, 2005	May 31, 2004
Assets:		
Cash	$44,040	$55,547
Commission receivable	10,677	21,645
Total Assets	$54,717	$77,192
Liabilities - Accrued and other liabilities	$4,175	$3,904
Member equity	50,542	73,288
Total Liabilities and Member Equity	$54,717	$77,192

	Year Ended May 31, 2005	Year Ended May 31, 2004
Statements of Income		
Commission revenue	$137,582	$177,074
Operating expenses:		
Regulatory fees and assessments	3,535	2,620
Professional fees	5,966	7,348
Total operating expenses	9,501	9,968
Net income	$128,081	$167,106
Statements of Changes in Member Equity		
Balance at beginning of year	$73,288	$34,511
Net income	128,081	167,106
Distributions	(150,827)	(128,329)
Balance at end of year	$50,542	$73,288
Statements of Cash Flows		
Cash flows from operating activities:		
Net income	$128,081	$167,106
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in commission receivable	10,968	(8,875)
Increase in accrued and other liabilities	271	3,854
Net cash provided by operating activities	139,320	162,085
Net cash used in financing activities - Distributions paid	(150,827)	(128,329)
Net increase (decrease) in cash	(11,507)	33,756
Cash at beginning	55,547	21,791
Cash at end	$44,040	$55,547

See accompanying notes to financial statements.

CG Brokerage L.L.C.
(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Notes to Financial Statements

Note 1   Summary of Significant Accounting Policies

Principal Business Activity

CG Brokerage L.L.C. (the "Company"), a wholly owned subsidiary of
CGFS Holding L.L.C., which is a wholly owned subsidiary of Clifton Gunderson LLP
(the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission
(SEC) and is a member of the National Association of Securities Dealers (NASD). The
Company conducts a limited securities business under SEC Rule 15c3-1(a)(2)(vi).
Investment products sold are processed on an "application-way" basis, whereby the
product application and customer check are promptly forwarded to the product sponsor
or underwriter.

Revenue Recognition

The Company recognizes income from commissions on a settlement-date basis, which
does not differ materially from a trade-date basis.

Income Taxes

The Company is a disregarded entity for income tax purposes and, accordingly, its
income is included in the federal income tax return filed by the Parent. The Parent is
taxed under the partnership provisions of the Internal Revenue Code and comparable
state regulations. Under these provisions, the Parent does not pay federal or state
corporate income taxes on its taxable income. Instead, the partners report on their
personal income tax returns their proportionate share of the LLP's taxable income.
Accordingly, no income tax provision has been made for the Company.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally
accepted accounting principles requires management to make certain estimates and
assumptions that directly affect the results of reported assets, liabilities, revenue, and
expenses. Actual results may differ from these estimates.

CG Brokerage L.L.C.
(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Notes to Financial Statements

Note 1   **Summary of Significant Accounting Policies** (Continued)

Shared Expenses

The Company has executed a written agreement with its Parent outlining the allocation of shared expenses incurred for personnel, rent, technology, etc. By way of this agreement, shared expenses are allocated 100% to the Parent and 0% to the Company.

Effective June 1, 2005, the Company entered into a new expense sharing agreement with the Parent, which calls for the Company to reimburse the Parent for certain shared expenses based on the Company's pro rata share of gross revenue. The Company will also continue to pay for all direct expenses of the Company.

Note 2   **Related-Party Transactions**

The Company receives a majority of commission revenue from Cap Pro Brokerage Services, Inc. ("Cap Pro"). Cap Pro is controlled by Nationwide Financial. A consortium of CPA firms, including the Parent, own a minority interest in Cap Pro.

Note 3   **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2005 and 2004, the Company had net capital of $50,418 and $73,174, respectively, which exceeded its required net capital by $45,418 and $68,174, respectively. The Company's aggregate indebtedness to net capital ratio was .0828 to 1 and .0533 to 1 at May 31, 2005 and 2004, respectively.

Additional Information

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
May 31, 2005

NET CAPITAL:

Total member equity	$50,542
Deductions and/or charges for nonallowable assets	124
Net capital before haircuts on securities positions (tentative net capital)	50,418
Haircuts on securities positions	0
Net capital	50,418

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required [SEC Rule 15C3-1(a)(2)(vi)]	5,000
Excess net capital*	$45,418

AGGREGATE INDEBTEDNESS:

Total aggregate indebtedness	$4,175
Ratio: Aggregate indebtedness to net capital	8.28%

*This computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is not materially different from the calculation performed by the Company and a reconciliation is not necessary pursuant to Rule 17a-5.